CONSENT OF SARAH BULL

I hereby consent to the use of my name and information derived from the following report and documents, which are included in, or incorporated by reference into, the registration statement on Form 40-F of Klondex Mines Ltd. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Amended and Restated Technical Report titled “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada” dated April 2, 2015, effective August 31, 2014;

2.	Technical Report titled “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada” dated March 31, 2015, effective August 31, 2014;

3.	Technical Report titled “Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada” dated March 16, 2015, effective December 31, 2014;

4.	Technical Report titled “Technical Report for the Midas Mine and Mill, Elko County, Nevada,” dated November 14, 2014, effective August 31, 2014;

5.	Technical Report titled “Preliminary Economic Assessment of the Fire Creek Project, Lander County, Nevada, Amended,” dated July 24, 2014, effective January 31, 2014; and

6.	Technical Report titled “Preliminary Economic Assessment of the Fire Creek Project, Lander County, Nevada,” dated June 13, 2014, effective January 31, 2014.

Dated: September 21, 2015

/s/ Sarah Bull
Sarah Bull